Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 1 / 7 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Date of this announcement Thursday August 24, 2023 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date JHXAK RESTRICTED STOCK UNIT 704,150 17/08/2023 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends EXHIBIT 99.7

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 24/8/2023 New announcement

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 3 / 7 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which: has an existing ASX security code ("existing class") +Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 4 / 7 Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B Additional +securities in an existing class issued under an +employee incentive scheme ASX +security code and description JHXAK : RESTRICTED STOCK UNIT Date the +securities the subject of this notification were issued 17/8/2023 Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class Were any of the +securities issued to +key management personnel (KMP) or an +associate? Provide details of the KMP or +associates being issued +securities. Name of KMP Name of registered holder Number of +securities Erter, Aaron Same 229,983 Wilson, Rachel Same 112,345 Gadd, Sean Same 43,229 Majeed, Farhaj Same 20,534 Kilcullen, Ryan Same 28,099 Beastrom, Timothy Same 17,291 Johnson, James Same 15,130 Liu, Joe Same 15,130 Claus, Christian Same 19,038 Arneil, John Same 8,592 Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms Refer to the 2001 Plan: https://ir.jameshardie.com.au/public/download.jsp?id=5562 Yes Yes

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 5 / 7 Refer to the 2006 Plan: https://ir.jameshardie.com.au/public/download.jsp?id=5390 Any other information the entity wishes to provide about the +securities the subject of this notification 704,150 Restricted Stock Units (RSUs) granted, which comprise of the following: ·  Grant of 76,495 Restricted Stock Units (RSUs) granted under the James Hardie Industries Equity Incentive Plan 2001 (2001 Plan)   Grant of 176,624 Returned on Capital Employed (ROCE) RSUs, under the 2006 LTI Plan granted to executives annually. ROCE RSUs are contractual entitlements to be issued ordinary shares/CDIs upon satisfaction of certain conditions; and Grant of 451,031 Relative Total Shareholder Return (TSR) RSUs, under the 2006 LTI Plan granted to executives annually. TSR RSUs are contractual entitlements to be issued ordinary shares/CDIs upon satisfaction of certain conditions." Issue details Number of +securities 704,150

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 6 / 7 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise: (A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.) 4.1 Quoted +Securities (Total number of each +class of +securities quoted) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 440,122,249 4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 3,670,887 JHXAL : OPTION EXPIRING 03-NOV-2027 EX $33.05 269,221

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1? 5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1? 5.2b Are any of the +securities being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 5.2c Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)? N/A No No No